Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York  10005

January 29, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington DC 20549

Attention:  John Reynolds

Re:                   Information Services Group, Inc.
Registration Statement on Form S-1
File No. 333-136536

Dear Mr. Reynolds:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Information Services Group, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:30 p.m. EST on January 30, 2007, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between January 9, 2007 and the date hereof, 5,200 copies of the Preliminary Prospectus dated January 9, 2007 have been distributed as follows: 3,000 to prospective underwriters and dealers, 500 to institutional investors, 1,200 to retail investors and 5 to others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Tim Caffrey
Name: Tim Caffrey
Title: Managing Director